

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 15, 2008

Mr. Antonio F. Uccello, III
President and CEO
International Consolidated Companies, Inc.
2100 19th Street
Sarasota, FL 34234

RE: **Form 8-K Item 4.01 filed October 8, 2008**
Form 8-K/A Item 4.01 filed October 14, 2008
File #0-50742

Dear Mr. Uccello:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant